5.1           Opinion of Jill Arlene Robbins, P.A.

JILL ARLENE ROBBINS, P.A.

Jill Arlene Robbins

Attorney At Law

525 93 Street, Surfside, Florida 33154

(305) 531-1174

jillarlene@jarepa.com

January 31, 2018

NextSource Materials Inc. 1005–145 Wellington Street West Toronto, Ontario, Canada M5J 1H8
Re:	Registration Statement on Form S-8

Ladies and Gentlemen:

We have acted as special United States counsel to NextSource Materials Inc., an Ontario, Canada corporation (the “Company”), in connection with a Registration Statement on Form S-8 relating to the sale by the Company from time to time of up to 46,000,000 common shares of the Company (the “Shares”), reserved for issuance under the Company’s Stock Option Plan of the Company (the “Plan”).

We have examined such documents and have reviewed such questions of law as we have considered necessary and appropriate for the purposes of the opinions set forth below.

In rendering our opinions set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. We also have assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties. As to questions of fact material to our opinions, we have relied upon certificates of officers of the Company and of public officials.

Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, upon issuance, delivery and payment therefor in accordance with the terms of the Plan, will be validly issued, fully paid and nonassessable.

Our opinions expressed above are limited to the laws of the State of Minnesota, which include the statutory provisions and also all applicable provisions of the Minnesota Constitution and reported judicial decisions interpreting these laws.

This opinion speaks only at and as of the date above and is based solely on the facts and circumstances known to us as of such date. In addition, in rendering this opinion, we assume no obligation to revise, update or supplement this opinion in response to any subsequent factual or legal developments.

We hereby consent to the filing of this opinion as Exhibit 5.1 (and a reference to the same as Exhibit 23.1) to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

Jill Arlene Robbins, P.A

/s/Jill Arlene Robbins

Jill Arlene Robbins

Surfside, FL